     =====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -----------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 3 (FINAL))

                                AND SCHEDULE 13D
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                  -----------
                               AMENDMENT NO.  13

                                TRIAD PARK, LLC
                                  -----------
                           (NAME OF SUBJECT COMPANY)

                              TPL ACQUISITION, LLC
                                  -----------
                                    (BIDDER)

                       RICHARD C. BLUM & ASSOCIATES, L.P.
                            PELL DEVELOPMENT COMPANY
                                RICHARD C. BLUM
                                  -----------
                                  (CO-BIDDERS)

                MEMBERSHIP INTEREST, NO PAR VALUE (THE "SHARES")
                                  -----------
                         (TITLE OF CLASS OF SECURITIES)

                                   895814101
                                  -----------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             MURRAY A. INDICK, ESQ.
                       MANAGING DIRECTOR, GENERAL COUNSEL
                       RICHARD C. BLUM & ASSOCIATES, L.P.
                        909 MONTGOMERY STREET, SUITE 400
                        SAN FRANCISCO, CALIFORNIA  94133
                           TELEPHONE: (415) 434-1111

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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
                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  2  of  13 Pages

1       NAME OF REPORTING PERSON                                           Richard C. Blum & Associates, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                          94-3205364

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                                      PN, IA

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  3  of  13 Pages

1       NAME OF REPORTING PERSON                                           Richard C. Blum & Associates, Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                          94-2967812

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                                          CO

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  4  of  13 Pages

1       NAME OF REPORTING PERSON                                                              Richard C. Blum
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                                          IN

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  5  of  13 Pages

1       NAME OF REPORTING PERSON                                                         TPL Acquisition, LLC
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                         Delaware

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                              OO (limited liability company)

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  6  of  13 Pages

1       NAME OF REPORTING PERSON                                                     Pell Development Company
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                    OO (sole proprietorship)

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  7  of  13 Pages

1       NAME OF REPORTING PERSON                                                                  Joseph Pell
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                                          IN

                                 SCHEDULE 14D-1

                          CUSIP No.        89581401                          Page  8  of  13 Pages

1       NAME OF REPORTING PERSON                                                                     Eda Pell
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [X]
                                                                                                      (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*                                                                       AF, WC, PF, OO

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(e) or 2(f)                                                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION                                                       California

7       AGGREGATE AMOUNT BENEFICIALLY OWNED                                                         2,012,158
        BY EACH REPORTING PERSON

8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES                                             [ ]
        CERTAIN SHARES*

9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                                               10.2%


10      TYPE OF REPORTING PERSON*                                                                          IN

   AMENDMENT NO. 3 (FINAL) TO SCHEDULE 14D-1/AMENDMENT NO. 13 TO SCHEDULE 13D

         This Statement constitutes (i) Amendment No. 3 (Final) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 1, 1998, as previously amended (the "Schedule 14D-1"), relating to the offer by TPL Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), managed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA"), and, upon consummation of the Offer, intended to be co-managed with Pell Development Company, a California sole proprietorship ("Pell" and, together with RCBA, the "Managers"), relating to the offer by the Purchaser to purchase all outstanding membership interests, no par value (the "Membership Interests") of Triad Park, LLC, a Delaware limited liability company (the "Company"), including the associated rights to purchase Membership Interests issued pursuant to the Company's Rights Plan (as such term is defined in the Offer to Purchase) (the "Rights" and together with Membership Interests, the "Shares"), at a price of $1.84 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 1998 (the "Offer to Purchase"), as amended; and (ii) Amendment No. 13 to the Schedule 13D (the "Schedule 13D"), filed by RCBA and its affiliates (along with TPL Acquisition, LLC, the "Blum Reporting Persons"), and Pell Development Company, Joseph Pell and Eda Pell (the "Pell Reporting Persons"). This Amendment amends the Schedule 14D-1 and Schedule 13D. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10. ADDITIONAL INFORMATION.

         The Offer expired as scheduled at 12:00 midnight, New York City time, on April 29, 1998. As of such time the conditions to the Offer had not been satisfied. As a result, Purchaser terminated the Offer in accordance with the terms of the Offer. No Shares were accepted for payment pursuant to the Offer, and any Shares tendered will be promptly returned. A copy of the press release dated April 29, 1998 with respect to the expiration of the Offer is attached as Exhibit (a)(11) to this Statement, and is incorporated herein by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS

         Item 11 is hereby supplemented and amended by adding the following exhibits:

         (a)(11) Press release issued by RCBA on April 29, 1998 relating to the termination of the Offer.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 29, 1998

RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    ---------------------------------        -------------------------------
    Murray A. Indick                         Murray A. Indick
    Managing Director                        Managing Director, General Counsel
    and General Counsel                      and Secretary


TPL ACQUISITION, LLC                     /s/ Murray A. Indick
By: Richard C. Blum & Associates, L.P.   -----------------------------------
    Its Managing Member                  RICHARD C. BLUM

    By: Richard C. Blum & Associates,    By  Murray A. Indick, Attorney-in-Fact
        Inc., its sole general partner

        By: /s/ Murray A. Indick
            -------------------------
            Murray A. Indick
            Managing Director
            and General Counsel


PELL DEVELOPMENT COMPANY

By  /s/ Joseph Pell                      /s/ Joseph Pell
    ---------------------------------    -----------------------------------
    Joseph Pell                          JOSEPH PELL
    Owner

                                         /s/ Eda Pell
                                         -----------------------------------
                                         EDA PELL

                               INDEX OF EXHIBITS



         Exhibit                      Exhibit                     Sequentially
         Number                       -------                     Numbered
         ------                                                   Pages
                                                                  -----

         (a)(11) Press release issued by RCBA on April 29, 1998 relating to the termination of the Offer.
